SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D/A
                             (AMENDMENT NO. 4)
                             (FINAL AMENDMENT)
                               (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1 AND AMENDMENTS THERETO
                      FILED PURSUANT TO RULE 13d-2(a)


                                 Neff Corp.
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                              (Name of Issuer)

              Class A Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                 006400941
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                                CUSIP Number


                                 John Milne
                            United Rentals, Inc.
                         Five Greenwich Office Park
                            Greenwich, CT 06830
                               (203) 622-3131
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              With copies to:

     Matthew C. Womble, Esq.              Richard J. Grossman, Esq.
       United Rentals, Inc.         Skadden, Arps, Slate, Meagher & Flom LLP
   Five Greenwich Office Park                 Four Times Square
  Greenwich, Connecticut 06830           New York, New York 10036
      (203) 622-3131                           (212) 735-3000

                             February 26, 2001
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          (Date of Event Which Requires Filing of this Statement)




      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: o


CUSIP NO.   006400941              13D                   PAGE 2 OF 5 PAGES
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  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             United Rentals, Inc.
             0615224966
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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.      (a)  |_|
                                                                 (b)  |X|
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*      OO

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
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                             7     SOLE VOTING POWER
                                        0
         NUMBER OF           ------------------------------------------------
           SHARES            8     SHARED VOTING POWER
        BENEFICIALLY                    See Item 5
          OWNED BY           ------------------------------------------------
            EACH             9     SOLE DISPOSITIVE POWER
         REPORTING                      0
           PERSON            ------------------------------------------------
            WITH             10    SHARED DISPOSITIVE POWER
                                        See Item 5
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                          |_|
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              See Item 5
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  14   TYPE OF REPORTING PERSON*
             CO
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                 *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO.   006400941              13D                  PAGE 3 OF 5 PAGES
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  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             United Rentals (North America), Inc.
             061493538
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.         (a)  |_|
                                                                 (b)  |X|
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*      OO

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                        100  See Item 5
         NUMBER OF           ------------------------------------------------
           SHARES            8     SHARED VOTING POWER
        BENEFICIALLY                    See Item 5
          OWNED BY           ------------------------------------------------
            EACH             9     SOLE DISPOSITIVE POWER
         REPORTING                      100  See Item 5
           PERSON            ------------------------------------------------
            WITH             10    SHARED DISPOSITIVE POWER
                                        See Item 5
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                           |_|
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              See Item 5
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  14   TYPE OF REPORTING PERSON*
             CO
-----------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!




            This Amendment No. 4 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission on January 8, 2001 (as amended by Amendment No. 1 to Schedule 13D filed on January 23, 2001, Amendment No. 2 to Schedule 13D filed on February 5, 2001 and Amendment No. 3 to Schedule 13D filed on February 21, 2001, the "Original
Schedule 13D") by United Rentals, Inc., a Delaware corporation ("United Rentals") and its wholly owned subsidiary United Rentals (North America), Inc., a Delaware corporation ("URNA"), relating to Class A Common Stock and Class B Special Common Stock of Neff Corp., a Delaware corporation.

            This Amendment No. 4 to Schedule 13D constitutes the final amendment to the Original Schedule 13D in light of the fact that, as described in Item 4 below, United Rentals has not extended and has terminated its non-binding proposal contained in its letter, dated December 29, 2000, to the Special Committee of the Board of Directors of Neff Corp.

            Capitalized terms used herein and not defined have the meaning set forth in the Original Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTIONS.

            Item 4 of the Original Schedule 13D is hereby amended to add the following information:

            United Rentals has determined not to further extend the expiration date of the non-binding proposal contained in the letter of United Rentals to the Special Committee of the Board of Directors of Neff Corp., dated December 29, 2000, as previously extended to February 26, 2001, and has terminated its non-binding proposal contained in such letter.




                                 SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 27, 2001


                                    UNITED RENTALS, INC.


                                    By:  /s/ John Milne
                                       ----------------------------------
                                       Name:  John N. Milne
                                       Title: Vice Chairman



                                    UNITED RENTALS (NORTH AMERICA), INC.


                                    By:  /s/ John Milne
                                       ----------------------------------
                                       Name:  John N. Milne
                                       Title: Vice Chairman